Schedule 13D/A
Amendment No. 1
Hook-SupeRx, Inc.
Common Stock
Cusip No. 439006-10-7
Paul Heldman
The Kroger Co.
1014 Vine Street, Cincinnati, OH  45202-1100
(513) 762-4421
Filing Fee:  No

CUSIP NO. 439006-10-7


Item 1:   Reporting Person - The Kroger Co.

Item 7:   3,670,455

Item 9:   3,670,455

Item 11:  3,670,455

Item 13:  17.5%

CUSIP No. 439006-10-7
Schedule 13D/A


Item 1.   Security and Issuer
- -----------------------------

     Common Stock, par value $.01 per share
     Hook-SupeRx, Inc. (the "Issuer")

                  Principal Executive Officers of Issuer
              --------------------------------------

          Name/Position                 Address
          -------------                 --------

     Philip E. Beekman                  175 Tri-County Parkway
     Chairman of the Board, President   Cincinnati, Ohio  45246
       and Chief Executive Officer

     Timothy M. Mooney                  175 Tri-County Parkway
     Senior Vice President; Chief       Cincinnati, Ohio  45246
       Financial Officer

     Gayl W. Doster                     75 Sabin Street
     Executive Vice President           Pawtucket, Rhode Island
       Strategic Planning and             02860
       Administration

     Thomas E. Stilgenbauer             175 Tri-County Parkway
     Vice President, Store Operations   Cincinnati, Ohio  45246

     William Z. Welsh, Jr.              75 Sabin Street
     Vice President, Marketing          Pawtucket, Rhode Island
                                          02860

     Richard R. Powis                   2800 Enterprise Street
     Vice President, Pharmacy Services  Indianapolis, Indiana
                                          46219

     Robert L. Griffith                 175 Tri-County Parkway
     Vice President; Chief Human        Cincinnati, Ohio  45246
       Resource Officer

     William E. Montgomery              175 Tri-County Parkway
     Vice President and Controller      Cincinnati, Ohio  45246

     Clyde N. Ballsrud                  175 Tri-County Parkway
     Vice President, Property           Cincinnati, Ohio  45246


CUSIP No. 439006-10-7
Schedule 13D/A

          Name/Position            Address
          -------------            -------

     Michael H. Jones              2800 Enterprise Street
     Vice President, Warehouse     Indianapolis, Indiana  46219
        and Distribution

     Jeffrey W. Williams           75 Sabin Street
     Vice President, Management    Pawtucket, Rhode Island  02860
        Information Systems

     Anthony L. Forcellini         175 Tri-County Parkway
     Treasurer                     Cincinnati, Ohio  45246

     Raymond W. Rizzo              2800 Enterprise Street
     Secretary                     Indianapolis, Indiana  46219

Item 2.   Identity and Background
- -------   -----------------------

          The Kroger Co., an Ohio corporation ("Kroger")
          1014 Vine Street, Cincinnati, Ohio  45202-1100
          Kroger's principal business is retail grocery stores and manufacturing facilities.

          Kroger has not, during the last five (5) years, (a) been convicted in any criminal proceedings, or (b) been a party to any civil proceedings regarding federal or state securities laws.

Item 3.   Source and Amount of Funds or Other Consideration
- -------   -------------------------------------------------

          Kroger acquired 500,000 shares of Issuer's Common Stock on June 10, 1992 for the purchase price of $13 per share utilizing funds from Kroger's working capital. Kroger previously held 13,875,000 shares of Issuer's Common Stock, which equated to 4,625,000 shares when the Issuer adopted a one-for-three reverse stock split of its Common Stock and subsequently offered its Common Stock for sale to the public on June 3, 1992. On July 5, 1994, Kroger made a charitable donation of 1,454,545 shares to The Kroger Co. Foundation.

Item 4.   Purpose of Transaction
- -------   ----------------------

          Kroger acquired the Issuer's Common Stock for investment purposes only. Kroger does not have any plans or proposals which relate to or would result in any material change in the Issuer's business or corporate structure.


CUSIP No. 439006-10-7
Schedule 13D/A

Item 5.   Interest in Securities of the Issuer
- -------   ------------------------------------

     (a)  3,670,455 shares of Common Stock of the Issuer
          17.5% of the Issuer's issued and outstanding Common
          Stock

     (b)  3,670,455 shares of Common Stock of the Issuer

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings, or
- -------   -------------------------------------------
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          None

Item 7.   Material to be Filed as Exhibits
- -------   --------------------------------

          None

Signature
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:    July 12, 1994       THE KROGER CO.


                              By: (Lawrence M. Turner)
                                   Lawrence M. Turner
                                   Vice President & Treasurer